UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker
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SEC USE ONLY

DOCUMENT SEQUENCE NO.

CUSIP NUMBER

WORK LOCATION

1 (a) NAME OF ISSUER (Please type or print) CLYVIA INC.					(b) IRS IDENT. NO. 98-0415276	(c) S.E.C. FILE NO. 000-50930
1(d)ADDRESS OF ISSUER 1480 Gulf Road, #204 Point Roberts, WA 98281					(e)TELEPHONE
					AREA CODE 360		NUMBER 306-1133
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD INVENTA HOLDING GMBH			(b) RELATIONSHIP TO ISSUER 10% Stockholder		(c) ADDRESS Friedrich-List-Allee 10 Wegberg, Germany 41844
INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS identification Number and the SEC File Number.
3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities Are To Be Offered or Each Market Maker who Is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO/DAYYR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
Broker-Dealer File Number
COMMON SHARES	National Bank AG Theaterplatz 8 45127 Essen, Germany		1,000,000	$310,000	102,351,779	04/11/2008	OTC BB

INSTRUCTIONS:
1.	(a) Name of issuer	(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(b) Issuer's IRS Identification Number
	(c) Issuer's SEC file number, if any	(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(d) Issuer's address, including zip code
	(e) Issuer's telephone number, including area code	(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
2.	(a) Name of person for whose account the securities are to be sold
(b) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
(f) Approximate date on which the securities are to be sold
	(c) Such person's address, including zip code	(g) Name of each securities exchange, if any, on which the securities are intended to be sold
3.	(a) Title of the class of securities to be sold
(b) Name and address of each broker through whom the securities are intended to be sold

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title of the Class	Date you Acquired (MO/DAY/YR.)	Nature of Acquisition Transaction	Name of Person from Whom Acquired (if gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment (MO/DAY/YR.)	Nature of Payment
COMMON SHARES	06/16/2005	Acquired upon sale of Clyvia Technology GmbH to issuer	Issuer	55,000,000	06/16/2005	Shares of Clyvia Technology GmbH
COMMON SHARES	06/16/2005	Private Purchase of Shares	Brian Cheston	14,000,000	06/16/2005	Cash

INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
None	n/a	n/a	n/a	n/a

REMARKS:
INSTRUCTIONS:	ATTENTION:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

March 31, 2008	/s/ Inventa Holding GmbH
(DATE OF NOTICE)	(SIGNATURE) INVENTA HOLDING GMBH

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1	The notice shall be signed by the person for whose account the securities are to be sold.
At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures
ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)